Exhibit 99.1
NEWS RELEASE

FOR IMMEDIATE RELEASE:

February 22, 2018

Maxar Technologies reports fourth quarter and year end 2017 results

San Francisco, CA and Vancouver, BC – Maxar Technologies Ltd.  (“Maxar” or the “Company”, formerly MacDonald, Dettwiler and Associates Ltd.), (NYSE and TSX: MAXR), a leading global provider of advanced space technology solutions for commercial and government markets, today reported financial results for the fourth quarter and year end December 31, 2017.

Effective with the fourth quarter of 2017, we have changed our reporting currency from the Canadian dollar to the U.S. dollar as the vast majority of our revenue, earnings and assets are based in U.S. dollars following the closing of the DigitalGlobe acquisition.  Accordingly, all dollar amounts in this press release are expressed in U.S. dollars unless otherwise noted.  Refer to the section entitled “Consolidated Results in Canadian Dollars” later in this press release for further information on our financial results in Canadian dollars.

Highlights from the quarter include:

▪	Consolidated revenue of $545.1 million
▪	Adjusted EBITDA of $180.9 million and margins of 33.2%
▪	Adjusted earnings of $66.5 million and adjusted earnings per share of $1.19
▪	Net earnings of $64.5 million and net earnings per share of $1.15

“We wrapped up a very busy year with a good quarter. The highlights included closing the DigitalGlobe transaction, renaming the company Maxar Technologies and dual-listing on the Toronto and New York Stock Exchanges as MAXR.  We’ve created a unique integrated space and geospatial intelligence company with end-to-end solutions expertise to serve both commercial and government markets,” stated Howard L. Lance, President and Chief Executive Officer. “We’re making steady progress on delivering revenue and cost synergies of $55‑110 million in EBITDA to be achieved by the end of 2019, and  I’m pleased to report that we have now included run rate $25 million in our 2018 outlook as these potential benefits have become a  reality,” he added.  “Furthermore, we continue to make progress on our U.S. Access plan, with several new program awards and our facility clearance for the Palo Alto, CA satellite factory now being achieved. This paves the way to capture revenue opportunities in the months and years ahead.  Finally, we made several key executive hires that have rounded out our senior team.”

“The year ended on solid footing, with the company generating solid cash flows from operating activities and achieving a net debt-to-EBITDA ratio of 4.0, well under our covenant ceiling with our lenders and below our prior forecast,” stated William McCombe, Executive Vice President and Chief Financial Officer. “As mentioned earlier, we changed our reporting currency to U.S. dollars effective with the fourth quarter. We also changed our reporting segments to recognize the distinctive nature and margin profiles of our Space Systems, Imagery and Services offering across our four brands,” he added.  “We are providing unaudited pro forma historical income statements by quarter for 2017 and 2016, in U.S. dollars, and using the new reporting segments, as if the former DigitalGlobe and Maxar businesses had been combined. We believe this provides relevant trend data to better understand Maxar’s current financial results and the context for our 2018 guidance.”

For the fourth quarter of 2017, consolidated revenue was  $545.1 million compared to  $376.6 million in 2016.  Revenue increased from the acquisition of DigitalGlobe on October 5, 2017, offset in part by lower revenue from the company’s Space Systems segment.

For the full year 2017, consolidated revenue was $1,631.2 million in 2017 compared to $1,557.5 million in 2016. Revenue increased due to the inclusion of DigitalGlobe revenue of $221.6 million for the period October 5, 2017 to December 31, 2017 and from higher revenue from contracts with the U.S. government and other customers to supply spacecraft and perform design studies for scientific research and development missions. These increases in revenue were partially offset by lower revenue from geostationary communications satellite construction activity compared to the prior year. The Space Systems segment contributed revenue of $1,259.6 million (2016 - $1,417.2 million), the Imagery segment contributed revenue of $228.4 million (2016 - $41.0 million) and the Services segment contributed revenue of $143.2 million (2016 - $99.3 million).

Adjusted EBITDA for the fourth quarter of 2017 was  $180.9 million and EBITDA margins were 33.2%, compared to $66.3 million and 17.6%  for the same period of last year.  The EBITDA increase was driven largely by the DigitalGlobe acquisition referenced above offset in part by lower EBITDA from the Company’s Space Systems segment.

For the full year 2017, adjusted EBITDA was $378.7 million and adjusted EBITDA margin was 23.2%.  Excluding the contribution from DigitalGlobe for the period Oct 5, 2017 to Dec 31, 2017, adjusted EBITDA in 2017 would have been $252.7 million and adjusted EBITDA margin percentage would have been 17.9%. This is compared to adjusted EBITDA of $267.6 million and adjusted EBITDA margin percentage of 17.2% for 2016. The increase in margin percentage was mainly due to a change in the mix of revenue between our various lines of business within our operating segments.

Adjusted earnings for the fourth quarter of 2017 were $66.5 million, or $1.19 per share, compared to $38.6 million, or $1.06 per share, for the same period of last year. On a full-year basis, adjusted earnings excluding the impact of specified items affecting comparability, was $172.0 million or $4.16 per share for 2017 compared to $159.5 million or $4.37 per share for 2016.

The Company declared a quarterly dividend of C$0.37 per common share payable on March 29, 2018 to shareholders of record at the close of business on March 15, 2018.

The following table provides selected fourth quarter and annual financial information for fiscal years 2017 and 2016.

Results of Operations

	Three months ended December 31,		Twelve months ended December 31,
	2017	2016	2017	2016
($ millions, except per common share amounts)
Consolidated revenues	545.1	376.6	1,631.2	1,557.5
Adjusted EBITDA[1]	180.9	66.3	378.7	267.6
Adjusted earnings[1]	66.5	38.6	172.0	159.5
Adjusted earnings per share[1]	1.19	1.06	4.16	4.37
Net earnings	64.5	23.7	100.4	105.6
Net earnings per share, basic	1.16	0.65	2.44	2.90
Net earnings per share, diluted	1.15	0.62	2.43	2.83

Weighted average number of common shares outstanding:
(millions)
Basic	55.4	36.4	41.2	36.4
Diluted	55.9	36.5	41.3	36.5

1 Non-IFRS financial measure.

Maxar’s condensed consolidated financial statements and management’s discussion and analysis for the fourth quarter and year ended December 31, 2017 are available at:

http://mdacorporation.com/corporate/investor/financial-reports

2018 Financial Outlook

▪	Revenue decline of 2% to 4%
▪	Adjusted EBITDA margins of ~ 32.5%
▪	Adjusted EPS of $4.50 to $4.70
▪	Cash flow from operations of $300M to $400M

Non-IFRS Financial Measures

In addition to results reported in accordance with IFRS, the Company discloses adjusted earnings,  adjusted earnings per share and adjusted EBITDA as supplemental indicators of its financial and operating performance.

The Company defines adjusted earnings as net earnings excluding the impact of specified items affecting comparability, including, where applicable, non-operational income and expenses, amortization of acquisition related intangible assets, share-based compensation, and other gains or losses. The use of the term “non-operational income and expenses” is defined by the Company as those items or income and expense that do not impact operating decisions taken by the Company’s management and is based upon the way the Company’s management evaluates the performance of the Company’s business for use in the Company’s internal management reports. Income tax expense on adjusted earnings is computed using the substantively enacted income tax rate, adjusted to account for the specified items affecting comparability. Adjusted earnings per share is calculated using diluted weighted average shares outstanding and does not represent actual earnings per share attributable to shareholders. The Company believes that the disclosure of adjusted earnings and adjusted earnings per share allows investors to evaluate the operational and financial performance of the Company’s ongoing business using the same evaluation measures that its management uses, and is therefore a useful indicator of the Company’s performance or expected performance of recurring operations.

The Company defines adjusted EBITDA as earnings before interest, taxes, depreciation and amortization, and adjusted for items affecting comparability as specified in the calculation of adjusted earnings. Adjusted EBITDA is presented on a basis consistent with the Company’s internal management reports. The Company discloses adjusted EBITDA to capture the profitability of its business before the impact of items not considered in management’s evaluation of operating unit performance.

Adjusted earnings, adjusted earnings per share and adjusted EBITDA do not have any standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. The Company cautions readers to consider these non-IFRS financial measures in addition to, and not as an alternative for, measures calculated in accordance with IFRS.

Reconciliation of adjusted EBITDA and adjusted earnings to net earnings

	Three months ended December 31,		Twelve months ended December 31,
	2017	2016	2017	2016
($ millions)
Adjusted EBITDA	180.9	66.3	378.7	267.6
Net finance expense	(46.9)	(10.0)	(79.4)	(37.3)
Depreciation and amortization	(54.2)	(11.4)	(87.7)	(45.0)
Income tax expense on adjusted earnings	(13.3)	(6.3)	(39.6)	(25.8)
Adjusted earnings	66.5	38.6	172.0	159.5

Items affecting comparability:
Share-based compensation recovery (expense)	(45.8)	3.9	(57.9)	(14.7)
Amortization of acquisition related intangible assets	(55.3)	(8.0)	(79.4)	(32.4)
Acquisition related expense	(30.1)	-	(59.9)	-
Interest expense on dissenting shareholder liability	(1.9)	-	(1.9)	-
Loss from early extinguishment of debt	(23.0)	-	(23.0)	-
Restructuring and enterprise improvement costs	(20.2)	-	(36.5)	(3.6)
Executive compensation settlement	-	-	-	(2.3)
Foreign exchange differences	1.3	(5.4)	11.5	(2.8)
Loss from joint venture	(0.5)	-	(0.5)	-
Recognition of previously unrecognized deferred tax assets	122.4	-	122.4	-
Income tax expense adjustment	51.1	(5.4)	53.6	1.9
Net earnings	64.5	23.7	100.4	105.6

The Company’s MD&A for the fourth quarter and year-end December 31, 2017 provides additional information regarding these financial metrics and the specified items affecting the comparability of net earnings.

CONSOLIDATED RESULTS IN CANADIAN DOLLARS

The following table provides selected financial information for the fiscal years indicated, including a reconciliation of adjusted EBITDA and adjusted earnings to net earnings, had the Company continued to use a Canadian dollar presentation currency for the year ended December 31, 2017.

	2017	2016	2015
(C$ millions, except per common share amounts)
Consolidated revenues	2,112.5	2,063.8	2,117.4

Adjusted EBITDA	487.5	354.2	365.9
Adjusted EBITDA as a percentage of revenues	23.1%	17.2%	17.3%
Net finance expense	(102.1)	(49.4)	(46.4)
Depreciation and amortization[1]	(112.8)	(59.6)	(58.8)
Income tax expense on adjusted earnings	(51.0)	(34.2)	(39.6)
Adjusted earnings	221.6	211.0	221.1
Adjusted earnings per share, diluted	5.36	5.78	6.08
Items affecting comparability:
Share-based compensation expense	(74.0)	(19.3)	(14.1)
Amortization of acquisition related intangible assets	(101.8)	(43.0)	(40.6)
Acquisition related expense	(77.1)	-	-
Interest expense on dissenting shareholder liability	(2.4)	-	-
Loss from early extinguishment of debt	(28.8)	-	-
Restructuring and enterprise improvement costs	(47.2)	(4.8)	(12.9)
Executive compensation settlement	-	(3.0)	-
Foreign exchange differences	15.4	(3.7)	(6.6)
Loss from joint venture	(0.6)	-	-
Recognition of previously unrecognized deferred tax assets	158.9	-	-
Income tax expense adjustment	69.1	2.4	(4.1)
Net earnings	133.1	139.6	142.8
Net earnings per share, diluted	3.22	3.74	3.84

1  Excludes amortization of acquisition related intangible assets.

The following table reconciles adjusted EBITDA and adjusted earnings to net earnings in Canadian dollars for the last eight quarters, had the Company continued to use a Canadian dollar presentation currency for the year ended December 31, 2017.

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	2017	2017	2017	2017	2016	2016	2016	2016
(C$ millions, except per share amounts)
Adjusted EBITDA	230.3	85.0	88.3	83.9	88.8	80.4	92.2	93.0

Net finance expense	(59.7)	(13.9)	(14.6)	(14.0)	(13.4)	(11.4)	(11.7)	(12.9)
Depreciation and amortization[1]	(68.9)	(14.0)	(15.3)	(14.6)	(15.2)	(14.9)	(14.4)	(15.1)
Income tax expense on adjusted earnings	(16.9)	(12.2)	(11.4)	(10.4)	(8.5)	(8.0)	(8.9)	(9.1)
Adjusted earnings	84.8	44.9	47.0	44.9	51.7	46.1	57.2	55.9
Adjusted earnings per share, diluted	1.52	1.23	1.29	1.23	1.42	1.26	1.57	1.53
Items affecting comparability:
Share-based compensation recovery (expense)	(58.4)	(6.6)	(2.6)	(6.5)	5.2	3.0	(23.6)	(3.9)
Amortization of acquisition related intangible assets	(70.4)	(10.0)	(10.8)	(10.6)	(10.7)	(11.1)	(10.3)	(11.0)
Acquisition related expense	(38.3)	(12.0)	(16.1)	(10.7)	-	-	-	-
Interest expense on dissenting shareholder liability	(2.4)	-	-	-	-	-	-	-
Loss from early extinguishment of debt	(28.8)	-	-	-	-	-	-	-
Restructuring and enterprise improvement costs	(25.8)	(1.0)	(6.1)	(14.3)	-	-	-	(4.8)
Executive compensation settlement	-	-	-	-	-	-	(3.0)	-
Foreign exchange differences	1.6	0.5	13.1	0.2	(7.2)	2.0	(2.2)	3.8
Loss from joint venture	(0.6)	-	-	-	-	-	-	-
Recognition of previously unrecognized deferred tax assets	158.9	-	-	-	-	-	-	-
Income tax expense adjustment	65.9	(0.9)	1.3	2.9	(7.1)	1.8	7.2	0.7
Net earnings	86.5	14.9	25.8	5.9	31.9	41.8	25.3	40.7

1  Excludes amortization of acquisition related intangible assets.

PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma financial information gives effect to the Company’s acquisition of DigitalGlobe using the acquisition method of accounting for business combinations with the Company identified as the acquirer, and is based on the respective historical unaudited condensed consolidated financial statements of the Company and DigitalGlobe for the periods presented below. In determining these amounts, management has conformed DigitalGlobe’s historical financial results originally prepared under U.S. general accepted accounting principles to IFRS and has assumed that the fair value adjustments, determined provisionally, that arose on the date of acquisition would have been the same if the acquisition had occurred on January 1, 2016. In addition, DigitalGlobe’s historical financial results have been adjusted to reflect the revenue and expenses of The Radiant Group, Inc. (“Radiant”) as if DigitalGlobe’s acquisition of Radiant had occurred on January 1, 2016. Revenue and direct costs, selling, general and administration expense have been adjusted to reflect the elimination of intra entity transactions during the periods and other expense has been adjusted to reflect the elimination of transaction related expenses.

This unaudited pro forma financial information is for illustrative purposes only and is not necessarily indicative of the operating results that would have been achieved if the acquisition had been completed at the beginning of the period for the periods presented, nor do they purport to project the results of operations of the combined entities for any future period or as of any future date.  This unaudited pro forma financial information may not be useful in predicting the results of operations of the combined company in the future. The actual results of operations may differ significantly from this pro forma financial information.

Pro Forma Revenue and Adjusted EBITDA by Segment:

The following table summarizes pro forma revenue and pro forma adjusted EBITDA by segment for the last eight quarters in U.S. dollars as if Maxar and DigitalGlobe had been one company beginning in 2016.

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
($ millions)	2017	2017	2017	2017	2016	2016	2016	2016

Pro forma revenues:
Space Systems	284.1	292.2	333.6	336.7	334.6	342.9	350.5	371.5
Imagery	206.9	200.5	201.2	193.0	192.6	193.7	188.3	190.4
Services	61.1	72.1	68.7	57.8	67.6	61.8	61.3	52.5
	552.1	564.8	603.5	587.5	594.8	598.4	600.1	614.4
Pro forma adjusted EBITDA:
Space Systems	47.3	60.1	61.0	61.4	60.4	54.8	66.3	62.1
Imagery	134.5	128.2	128.8	120.1	123.3	124.8	123.1	124.2
Services	9.5	9.3	7.5	6.0	11.8	9.2	6.9	5.7
Pro forma adjusted EBITDA	191.3	197.6	197.3	187.5	195.5	188.8	196.3	192.0
Corporate expenses	(6.4)	(8.5)	(10.0)	(9.5)	(10.1)	(8.2)	(8.3)	(7.7)
	184.9	189.1	187.3	178.0	185.4	180.6	188.0	184.3

Reconciliation of Pro Forma Adjusted EBITDA to Pro Forma Adjusted Earnings and Pro Forma Net Earnings:

The following table reconciles pro forma adjusted EBITDA and pro forma adjusted earnings to pro forma net earnings for the last eight quarters.

	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
($ millions)	2017	2017	2017	2017	2016	2016	2016	2016

Pro forma adjusted EBITDA	184.9	189.1	187.3	178.0	185.4	180.6	188.0	184.3
Net finance expense	(47.8)	(49.1)	(50.2)	(47.0)	(38.0)	(36.9)	(38.0)	(42.1)
Depreciation and amortization[1]	(56.5)	(52.3)	(52.5)	(50.7)	(47.0)	(48.0)	(50.0)	(54.0)
Income tax expense on adjusted earnings	(13.5)	(14.8)	(14.3)	(13.6)	(11.9)	(12.2)	(12.7)	(10.9)
Pro forma adjusted earnings	67.1	72.9	70.3	66.7	88.5	83.5	87.3	77.3
Adjusted earnings per share	1.18	1.28	1.24	1.17	1.56	1.47	1.54	1.36
Items affecting comparability:
Share-based compensation expense	(12.6)	(11.2)	(7.7)	(11.4)	(0.1)	(2.8)	(23.2)	(7.0)
Amortization of acquisition related intangible assets	(57.8)	(58.6)	(58.6)	(58.6)	(56.6)	(57.1)	(56.6)	(56.6)
Interest expense on dissenting shareholder liability	(1.9)	(1.9)	(1.8)	(1.7)	(1.7)	(1.7)	(1.7)	(1.7)
Loss from early extinguishment of debt	-	-	-	(0.5)	(35.7)	-	-	-
Restructuring and enterprise improvement costs	(20.5)	(1.3)	(4.9)	(11.1)	(3.8)	(3.2)	(2.3)	(7.4)
Executive compensation settlement	-	-	-	-	-	-	(2.3)	-
Foreign exchange differences	1.3	0.3	9.8	0.1	(5.4)	1.5	(1.7)	2.9
Earnings (loss) from joint ventures	(1.1)	0.1	0.8	-	(0.4)	(1.3)	(1.3)	(0.9)
Income tax expense adjustment	3.0	28.1	33.0	11.4	7.3	27.7	17.3	19.6
Pro forma net earnings (loss)	(22.5)	28.4	40.9	(5.1)	(7.9)	46.6	15.5	26.2

1   Excludes amortization of acquisition related intangible assets.

Foreign exchange translation:

The following exchange rates were used when translating Maxar’s operations with Canadian functional currency into U.S. dollars for purposes of preparing the pro forma financial information above:

Three months ended March 31, 2016	Average rate	$1 Canadian = U.S. $0.7280
Three months ended June 30, 2016	Average rate	$1 Canadian = U.S. $0.7761
Three months ended September 30, 2016	Average rate	$1 Canadian = U.S. $0.7665
Three months ended December 31, 2016	Average rate	$1 Canadian = U.S. $0.7495
Three months ended March 31, 2017	Average rate	$1 Canadian = U.S. $0.7560
Three months ended June 30, 2017	Average rate	$1 Canadian = U.S. $0.7436
Three months ended September 30, 2017	Average rate	$1 Canadian = U.S. $0.7985
Three months ended December 31, 2017	Average rate	$1 Canadian = U.S. $0.7865

Forward-Looking Statements

This earnings release and the associated conference call and webcast, which includes a business update, discussion of the fourth quarter and full year of 2017 financial results, and question and answer session (the “Earnings Release”), may contain certain “forward-looking statements” or “forward-looking information” under applicable securities laws. Forward-looking terms such as “may,” “will,” “could,” “should,” “would,” “plan,” “potential,” “intend,” “anticipate,” “project,” “target,” “believe,” “estimate” or “expect” and other words, terms and phrases of similar nature are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable.

Any such forward-looking statements are subject to a number of risks and uncertainties that could cause actual results and expectations to differ materially from the anticipated results or expectations expressed in this Earnings Release. The Company cautions readers that should certain risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. The risks that could cause actual results to differ materially from current expectations include, but are not limited to: the Company’s ability to generate a sustainable order rate for its satellite manufacturing operations in a market where the number of satellite construction contracts awarded varies annually; changes in government policies, priorities, regulations or government agency mandates, or funding levels through agency budget reductions, the imposition of budgetary constraints, failure to exercise renewal options, or a decline in government support or deferment of funding for programs in which the Company or its customers participate; the Company’s ability to effectively execute its U.S. government access plan and realize anticipated benefits of contract awards from the U.S. government and failure by the Company to comply with U.S. regulations could result in penalties or suspension; the risk that security clearances or accreditations will not be granted to or maintained by certain U.S. subsidiaries of the Company subject to the requirements of the National Industrial Security Program Operating Manual or other security requirements, which is a prerequisite for their ability to obtain and perform on classified contracts for the U.S. government; the loss or damage to any of the Company’s satellites; delays in the construction and launch of any of the Company’s satellites; the Company’s ability to achieve and maintain full operational capacity of all of its satellites; interruption or failure of the Company’s ground systems and other infrastructure; quality issues, failure of systems to meet performance requirements, potential for product liability, or the occurrence of defects in products or systems could result in lost revenue and harm to the Company’s reputation; failure to anticipate changes in technology, technical standards and offerings or comply with the requisite standards, or failure to maintain technological advances and offer new products to retain customers and market position; significant competition with competitors that are larger or have greater resources, and where foreign currency fluctuations may increase competition from the Company’s non-United States competitors; changes in regulations, telecommunication standards and laws in the countries in which the Company conducts business; export restrictions or the inability to obtain export approvals; failure to obtain necessary regulatory approvals and licenses, including those required by the United States government; a competitive advantage for competitors not subject to the same level of export control or economic sanctions laws and regulations faced by the Company; exposure to fines and/or legal penalties under Canadian and U.S. securities regulations; exposure to fines and/or legal sanctions under anti-corruption laws; the Company’s ability to attract and retain qualified personnel; reliance on information technology systems and threats of disruption from security breaches and cyber-attacks; the Company’s ability to receive satellite imagery, including from third parties for resale and performance issues on the Company’s on-orbit satellites; potential infringement of the intellectual property rights of others and inadequate protection of the Company’s intellectual property rights; failure to identify, acquire, obtain the required regulatory approvals, or profitably manage additional businesses or successfully integrate any acquired businesses, products or technologies into the Company without substantial expenses, delays or other operational, regulatory, or financial problems; the Company’s ability to obtain certain satellite construction contracts depends, in part, on its ability to provide the customer with partial financing of working capital and any financing provided by the Company may not be repaid or the Company may be called upon to make payments; uncertainty in financing arrangements and failure to obtain required financing on acceptable terms, or credit agreements may contain restrictive covenants which may be limiting; risks inherent with performance on fixed price contracts, particularly the ability to contain cost overruns and schedule delays; certain customers are highly leveraged and may not fulfil their contractual payment obligations, including vendor financing; the risk that the Company will not be able to access export credit financing to facilitate the sale of the Company’s communication satellites and other products to non-Canadian and non-United States customers; exposure to foreign currency fluctuations, interest rates, energy and commodity prices, trade laws and the effects of governmental initiatives to manage economic conditions; natural disasters or other disruptions affecting the Company’s operations; failure to comply with environmental regulations; insufficient insurance against material claims or losses; and general business and economic conditions in Canada, the U.S. and other countries in which the Company conducts business.

There may be additional risks and uncertainties applicable to the Company related to its acquisition of DigitalGlobe, including that: the Company may not realize all of the expected benefits of the acquisition or the benefits may not occur within the time periods anticipated; the Company incurred substantial transaction fees and costs in connection with the acquisition; significant demands will be placed on the managerial, operational and financial personnel and systems of the Company to support the expansion of operations as a result of the acquisition; the Company may not have discovered undisclosed liabilities in the course of the due diligence review of DigitalGlobe and the Company as a successor owner may be responsible for such undisclosed liabilities; and the Company is a target of appraisal proceedings which could result in substantial costs.

You are referred to the risk factors described in Maxar’s most recent annual Management’s Discussion and Analysis, Annual Information Form and other documents on file with the Canadian securities regulatory authorities, which are available online under the Company’s SEDAR profile at www.sedar.com, under the Company’s EDGAR profile at www.sec.gov or on the Company’s website at www.maxar.com. The forward-looking statements and information contained in this Earnings Release and the associated conference call and webcast represent Maxar’s views only as of today’s date. Maxar disclaims any intention or obligation to update or revise any forward-looking statements, whether because of new information, future events or otherwise, other than as required by law, rule or regulation. You should not place undue reliance on forward-looking statements.

About Maxar Technologies

Maxar Technologies Ltd. (formerly MacDonald, Dettwiler and Associates Ltd.) is a leading global provider of advanced space technology solutions for commercial and government markets including satellites, Earth imagery, geospatial data and analytics. As a trusted partner, Maxar Technologies provides unmatched end-to-end advanced systems capabilities and integrated solutions expertise to help our customers anticipate and address their most complex mission critical challenges with confidence. With more than 6,500 employees in 21 locations, the Maxar Technologies portfolio of commercial space brands includes SSL, MDA, DigitalGlobe and Radiant Solutions. Every day, millions of people rely on Maxar Technologies to communicate, share information and data, and deliver insights that empower a better world. Maxar trades on the Toronto Stock Exchange and New York Stock Exchange as MAXR. For more information visit www.maxar.com.

Investor/Analyst Conference Call

Maxar President and CEO Howard L. Lance and Executive Vice President and CFO William McCombe will host a Conference Call on Thursday, February 22, 2017 at 2:00 p.m. Pacific (5:00 p.m. Eastern) to discuss the financial results and to answer questions.

To participate, dial:

Toll free North America: 1‑888‑390‑0546

Toronto: 1‑416‑764‑8688

Vancouver: 1‑778‑383‑7413

The Conference Call will also be Webcast live at:

http://mdacorporation.com/corporate/investor/events

Telephone replay will be available from February 22, 2017, 5:00 p.m. Pacific (8:00 p.m. Eastern) to
March 8, 2017, 8:59 p.m. Pacific (11:59 p.m. Eastern) at the following numbers:

Toll free North America: 1‑888‑390‑0541

Toronto: 1‑416‑764‑8677

Passcode: 188721#

CONTACT:

Jason Gursky | Maxar Investor Relations | 1‑650‑852‑5278 | jason.gursky@maxar.com

Nancy Coleman | Maxar Media Contact | 1‑303‑684‑1674 | nancy.coleman@maxar.com